 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 9)*

ITEX CORPORATION

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(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

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(Title of Class of Securities)

465647204

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(CUSIP Number)

David Polonitza

54B Sandra Circle, Apt B-1

Westfield, NJ 07090

 (502) 460-3141

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(Name, Address and Telephone Number of the Person

Authorized to Receive Notices and Communications)

August 23, 2011

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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued of following pages)

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1.       Name of Reporting Person

         David Polonitza

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                            S.E.C. Use Only

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4.                            Source of Funds

   PF

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               128,640

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          128,640

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         128,640

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         3.53%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Wayne P. Jones

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                            S.E.C. Use Only

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4.                            Source of Funds

   PF

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         0

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         0.00%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Kirk Anderson

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.       S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.                        Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               71,645

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          71,645

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         71,645

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         1.96%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Richard and Greta Polonitza Jt. Ten.

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               8,402

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          8,402

Reporting Person        (10)     Shared Dispositive Power       0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         8,402

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

0.23%

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14.      Type of Reporting Person               IN

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AMENDMENT NO. 9 TO SCHEDULE 13D

The following constitutes Amendment No. 9 ("Amendment No. 9") to the Schedule 13D filed by the undersigned.  Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

This Amendment No. 9, dated August 22, 2011, to Schedule 13D is filed by the Reporting Persons ("The Polonitza Group") and amends Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on December 28, 2007, March 3, 2009, September 23, 2009, April 6, 2010, June 30, 2010, July 19, 2010, September 8, 2010, December 17, 2010, and April 27, 2011 (the “Schedule 13D”), relating to the common stock, $.01 par value (the “Shares”) of ITEX Corporation, a Nevada corporation. This Amendment No. 9 refers only to information which has materially changed since the filing of the Schedule 13D.  The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below.  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

This Statement on Schedule 13D is being jointly filed by David Polonitza ("Mr. D. Polonitza"), Kirk Anderson ("Mr. Anderson"), Richard Polonitza ("Mr. R. Polonitza"),Wayne P. Jones (“Mr. Jones”)and Greta Polonitza ("Mrs. G. Polonitza")(each a "Reporting Person" and, collectively, the "Reporting Persons" or "The Polonitza Group"). This Statement amends the Schedule 13D jointly filed on April 27, 2011 by certain of the Reporting Persons.

Item 2 is hereby amended to read as follows:

Item 2. Identity and Background

Mr. David Polonitza - Mr. D. Polonitza's current address has changed from 23 Retford Ave. Cranford NJ 07016 to 54B Sandra Circle Apt B-1, Westfield NJ 07090

Item 3 is hereby amended and restated to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

David Polonitza, Richard Polonitza, Greta Polonitza, and Kirk Anderson each acquired his or her Common Stock currently held with personal funds either through a personal account or an IRA. None of the securities have now or ever been pledged for any loans nor used for other margin purposes. The aggregate total cost of the shares that these individuals may be deemed to beneficially own is approximately $723,544.

Item 4 is hereby amended and restated to read as follows:

Item 4. Purpose of Transaction.

Since the Reporting Persons last filing on April 27, 2011, each of Paul Kim, Rahul Pagidipati, Sidd Pagidipati, Pagidipati Family Limited Partnership, Drs. Devaiah and Rudrama Pagidipati, Alnesh Mohan, Sanjeev Parsad, G. Andrew Cooke, MPIC Fund I, LP, a Delaware limited partnership (“MPIC Fund I”), MPIC Canadian Limited Partnership, a British Columbia partnership (“MPIC Canadian LP”), Corner Market Capital U.S., Inc., a Delaware corporation (“CMC US”), Corner Market Management Inc., a British Columbia corporation (“CMM”), and Corner Market Capital Corporation, a British Columbia corporation (“CMC”) have deemed to have left The Polonitza Group, effective August 20, 2011.  The persons above no longer agree to act together with the Polonitza Group members for the purpose of acquiring, holding, voting or disposing of equity securities of the issuer. No written or oral contracts, commitments, or agreements exist between the above parties and The Polonitza Group with regards to the Issuer.

This Statement on Schedule 13D is being jointly filed by David Polonitza ("Mr. D. Polonitza"), Kirk Anderson ("Mr. Anderson"), Richard Polonitza ("Mr. R. Polonitza"),Wayne P. Jones (“Mr. Jones”)and Greta Polonitza ("Mrs. G. Polonitza")(each a "Reporting Person" and, collectively, the "Reporting Persons" or "The Polonitza Group").

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their respective positions in the Issuer through, among other things, the purchase of Shares on the open market, a tender offer, or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and engage in discussions with management, the Board of Directors, shareholders and franchisees of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons' investment, seeking Board representation, and making proposals to the Issuer concerning changes to the capitalization.

Item 5 is hereby amended and restated to read as follows:

Item 5. Interest in Securities of the Issuer.

(a)-(b). As of August 23, 2011, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
David Polonitza	128640	128640	0	3.53%
Kirk Anderson	71645	71645	0	1.96%
Richard and Greta Polonitza	8402	8402	0	0.23%
Total	208,687	208,687	0	5.72%

*Based on 3,644,942 shares of Common Stock, Par Value $0.01 per share, outstanding pursuant to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on June 7, 2011, for the quarter ended April 30, 2011.

The Reporting Persons have verbally agreed and intend to vote any proxies or act on any shareholder matters as one group. No member of the group has the power or right to vote or dispose of the shares of any other member of the group.

c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All transactions were made in the open market.

Transactions in Common Stock Within the Past Sixty Days

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share
None

 (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 7 is hereby amended to add the following exhibits:

Item 7. Material to be filed as Exhibits

99.1   An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2011

By: /s/ David Polonitza

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Name:   David Polonitza

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Richard Polonitza

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Greta Polonitza

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Kirk Anderson

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Wayne P. Jones